Software Technology Female Founder Artificial Intelligence Tech

Invest in Lifograph

Wiki of People: world's first crowdsourced networking platform with 7M+ profiles

LIFOGRAPH.COM SANTA CLARA





Since information about people & companies is scattered across millions of websites, we've experienced first-hand how time-consuming and difficult it can be to find the right people at the right time. We create chronological timelines and connection maps in order to help you find exactly the people & companies you need, in just a click of... more

Dea Wilson CEO and Founder @ Lifograph

Why you may want to invest in us...

1. From 500,000 profiles to 7,280,000 profiles in 12 months
2. $300,000+ in total revenue and RAPID GROWTH during COVID-19 - 60% increase in pageviews in 30 days
3. Raised ~$500K in funding so far
4. Featured in Forbes, Entrepreneur, Inc., Investor Business Daily, Profit.ro, Startups.co, The Next Web, Social Geek, etc.
5. Advisors include the General Manager of Microsoft and entrepreneurs with multi million-dollar exits
6. Founder is a Wharton MBA and Silicon Valley influencer, interviewed numerous times in the media, public speaker at conferences and panels
7. Team members include data scientist with PhD in Computer Science, CTO with Master in Computer Science and thesis in deep learning
8. From 500,000 updates about people and companies to 4,100,000 updates in 12 months

Why people love us

Dea has an unstoppable spirt and purpose to make Lifograph the go to solution for understanding and expanding your professional network. She believes in this project with all of her heart.

Ethan Wilson
Other Family Member

INVESTING ON SAME TERMS

She can tap into a massive network of technology and business leaders to enable synergistic relationships that would not form organically.
David Mendlen Advisor $0

Dea has a number of characteristics that position her extremely well as an entrepreneur working on Lifograph. She maintains an incredible workload, along with extreme passion for her work. Moreover, Dea is able to juggle a wide-range of responsibilities simultaneously and is an avid explorer - looking in out-of-the way places for opportunity and creatively pushing her agenda forward. The way entrepreneurs get ahead in Silicon Valley is through networking - and Dea does this extremely well. In fact that's how we met. Later she saw an opportunity to both further her Lifograph agenda and expand her network by facilitating local entrepreneur in-person events herself. I view Lifograph as... read more
Brian Murphy Friend $0

See more on Grapevine

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Dea Wilson
CEO and Founder
Serial entrepreneur with 15 years of startup experience and two exits. Wharton MBA. Interviewed and mentioned in Entrepreneur, Silicon Valley Business Journal, The Next Web, Crunchbase, Profit TV, Pro TV, Investors.com, Startup Grind, etc



Dr. Stylianos Kampakis
Data Scientist
Ph.D in Computer Science, Master in Advanced Computational Systems, Member of Royal Statistical Society, Research Fellow at UCL Centre for Blockchain Technologies. Expert in deep learning, natural language processing, recommender systems, statistics



Daniel Miranda
CTO
Seven years of experience building web and mobile applications. Bachelor's degree in Computer Science and Master's degree in Computer Information Systems with thesis in Deep Learning. Expert in graph databases, modern frontend & backend technologies



Andrei Cristian Paraschiv
Designer
More than 15 years of design experience, working on projects for companies such as Maxim, Men's Health, InStyle, MGM, Paramount, Fox, Nivea, Dior, Angst, Honda, etc.

Some of our investors

WE'VE RAISED $580,196 FROM 619+ INVESTORS SINCE OUR FOUNDING



Santos Boch Oscal
The Dog Of Wall Street, New York Stock Exchange, Startups, Private Real estate.



Mohan Ananthakrishnan
Founder Zyona Inc An Artificial Intelligence-based music company.



Shumyla Jan
Digital Product Designer • Cat Lady • Low Carber • Weightlifter



Aaron B. Elyachar
My name is Aaron Elyachar. I have a background in Commercial Real Estate and involved with startups since 2016. Have several projects now.



Kim Cappelen Barnard
Young at heart entrepreneur, working with young entrepreneurs ages 18 to 25.



Ted Ooyevaar
Just a fun loving guy who enjoys investing a little in different startups



William Blacoe
Computational Linguist working in NLP



Faisal Suleiman
I live in Minnesota. Bachelors(honors) in political science and international studies. Married with children.



Carlo Zampogna
I was born and raised in southern Italy. Living in the U.S. helped me discover my passion for tech companies and the food industry

along with 610 other investors

In the news

5 Tools For Developing Your Business Network

Developing your business network is essential in growing your company. However, 21st Century technology has changed the way we all network. Instead of cold calling or sending out unsolicited email, we're seeking

April 22, 2019 @ forbes.com

Rise of the Content Machines: How Blogs Became a Secret Weapon

8 min read Opinions expressed by Entrepreneur contributors are their own. Content marketing has been around for centuries. Benjamin Franklin began publishing the journal Poor Richard's Almanack to

February 10, 2017 @ entrepreneur.com

5 Tools for Developing Your Business Network

Developing a business network is one of the most beneficial things any new entrepreneur can do. Having a community around helps make running your business so much easier for many different reasons--you

November 3, 2014 @ inc.com

THE STORY OF LIFOGRAPH

A few years ago, Dea Wilson — the founder of Lifograph — was pitching her previous startup in front of a panel of investors. Before pitching, she wanted to know who in her network might be able to make warm introductions. She started to click from website to website in order to find out potential connections with these investors. It took her a long time to do the manual research and trace the dots between her and the investors.

Dea wanted to share her research with other people who might need it, but she could not find the right tool for the job, so she decided to build it.

And this is how Lifograph was born.

In the last few years we have developed a fully operational networking platform and people search engine that was launched in public beta in 2018.

Just in 12 months we we went from 500,000 profiles to 7,200,000 profiles and from 1,200,000 million connections to 4,700,000 connections.


Lifograph
Search for people and organizations
Add Post
Dea Wilson
About Ron Conway
Lifonet
Lifoline
Lifoboard
Show
Clear

Lifograph relationship map with links between investors Ron Conway (SV Angels), Brad Feld (Foundry Group) and Naval Ravikant (AngelList)

IT'S ALL ABOUT THE PEOPLE

We are all connected. We just don't know how.

Lifograph is drawing a massive digital map of real life connections between people and companies.

People are always looking for other people, whether it be for a job, funding, customers, employees, service providers, etc.

We are building a GPS for relationships that will help you find the shortest path to people and companies around the world.

We want to help you find the right individual or organization in just a click of a button.

WE CONNECT THE DOTS

"Find the people you need in just a click of a button."

We're building the **world's largest wiki of people** and **relationship map** in order to quickly **match you with people and companies**, based on your **needs**, **skills** and **real-life relationships**.

AS SEEN IN THE MEDIA

Forbes

"What makes Lifograph **really appealing** is that you have access to a graph that illustrates **how people in the industry are connected** to each other."

Inc.

"[Lifograph] is shaping up to be **one of the most useful tools** out there for entrepreneurs in the Silicon Valley."

Entrepreneur

"If you work in bustling tech hubs like Silicon Valley, it is becoming increasingly easy to **connect with people** who can really push your business forward, **thanks to tools like Lifograph**."

We want to eliminate the tedious and time-consuming manual search from finding the right people at the right time.

Lifograph is becoming the go-to source for companies and professionals looking to easily connect with relevant people based on their needs, skills, and real-life relationships.

WE SAVE YOU TIME

Information about people and companies is scattered across **millions of websites** and **search results**.

Millions of professionals spend **one-third** of their day **searching** for information

We do the research, so you don't have to.



BRIDGING THE GAP BETWEEN PEOPLE AND COMPANIES

We are building a proprietary data factory that allows us to quickly process information and automatically connect the dots between people and companies.

Our curators scour the internet for news and public data about people and companies, then they aggregate the most important information into searchable profiles, filtered by relationship type.


CURATED PROFILE INFORMATION
Lifograph
Guy Kawasaki became Member Board of Directors at Cheeze, Inc.
Guy Kawasaki became Chief Evangelist at Canva
Canva
Guy Kawasaki became Chief Evangelist at Mercedes-Benz USA

By aggregating information from a variety of public sources in one single place, we want to help you discover with whom you should connect and do business with.

Imagine networking at a conference and being able to identify the top 10 best people to connect with, out of thousands of attendees.


CHRONOLOGICAL TIMELINES
Lifograph
2019
David Mendlen started advising Lifograph
2018
Speaker at event: "Fireside chat with Dave Mendlen, General Manager at Microsoft and speechwriter for Bill Gates & Steve Ballmer"

We are building relationship maps called "lifonets," in which we map out real-life connections so you can discover the people and companies that are the best match for your needs, as well as the fastest way to reach them. We want to make sure that a “warm intro” is indeed “warm.”

RELATIONSHIP MAPS



Over the last few years we have built proprietary technology that allows us to do deep data analysis and extract many useful insights.

LIFOGRAPH DATA FACTORY

Millions of nodes, attributes and relationships



High probability matches




Proprietary data processing workflows

To make it easy to navigate and search for the information you need, we have built filters and search categories that give you quick access to the data you need, including information about how people are connected.


ADVANCED FILTERS

We've built a solid foundation

It was a long road bootstrapping our way through building a full-blown online networking platform, but we are now at the point where we are ready to scale.

TRACTION

- In 2019 we went from 500,000 profiles to 7,300,000 profiles (1,460% increase)

- In 2019 we went from 1,200,000 connections to 4,700,000 connections (392% increase)

- In 2019 we went from 500,000 updates to 4,100,000 updates (820% increase)

- Since July 2019 we have seen 250% increase in pageviews

- $500,000+ in funds raised so far from over 450 investors

- Thousands of hours of data curation completed


CONNECTIONS

We have built a stellar team, that includes a data scientist with a PhD in Computer Science and Member of the prestigious Royal Statistical Society, a CTO with Master degree in Computer Science and extensive experience in graph databases and deep learning. Our advisors include the General Manager of Microsoft and two entrepreneurs who sold their companies for multi-millions of dollars.

Our founder — Dea Wilson — is a Wharton MBA and super-connector, her network including many Who's Who from business, technology, entertainment, sports, and other sectors.

CEO is a Silicon Valley influencer and speaker at many events and conferences





How do we make money?

Lifograph has generated more than $300,000 in revenue since being operational, most of it coming from events, advertising and data services.

Our next revenue model includes a subscription model for advanced data services and business intelligence.

The Business Intelligence and Analytics market is massive, with almost $23B in market size by 2020.

It's only up from here

To date, we've secured more than $500,000 in investments from our founders, angel investors and through equity crowdfunding. We have also generated more than $300,000 in revenue from our events and services.

With the money raised in this Wefunder campaign we plan to:

- increase the number of profiles to 8 million and grow the connections to 7 million

- start monetization via the subscription model

- implement additional data services and premium features

It's all about the people

Lifograph is a company that wants to celebrate your accomplishments and everyone who helped you along the way.

Because in life, as well as in business, it's all about the people...

IT'S ALL ABOUT THE PEOPLE



Investor Q&A

− COLLAPSE ALL

What does your company do?

Lifograph hopes to build the world's largest wiki of people and relationship map in order to quickly match people and companies with each other, based on their needs, skills, and real-life relationships. Our online networking platform aggregates public data, news and user-generated content in order to help people and companies find customers, investors, employees, partners, service providers, etc. Users connect on our Lifograph platform by building networks around their needs and skills.

Where will your company be in 5 years?

Our goal in the next 5 years is to reach $40 million in annual revenue, curate more than 30 million profiles, increase the number of connections to more than 50 millions, while having built out our data services, premium features, and recruiting & advertising solutions. Also, in 5 years we will consider an acquisition or going public.

Why did you choose this idea?

Since information about people & companies is scattered across millions of websites, we've experienced first-hand how time-consuming and difficult it can be to find the right people at the right time. We create chronological timelines and connection maps in order to help you find exactly the people & companies you need, in just a click of a button.

Can you take us back to the beginning. How did you get started?

Lifograph was founded by Dea Wilson a few years ago after she experienced first-hand how time-consuming and difficult it can be to find the right people at the right time, since information about people and companies is scattered across millions of search results.

Since then, we have bootstrapped our way through developing a fully operational platform that was launched in public beta in 2018.

We now have aggregated over 4.7M connections between 7.3M profiles and plan to use the money we raise on Wefunder to increase the number of connections by several millions.

Where have the last few years gotten you?

The Lifograph team and users have crowdsourced 7,300,000 profiles for individuals and companies alike, aggregating more than 4,700,000 connections between these profiles. We have raised over $500K from founders, accredited investors and through crowdfunding and we have generated more than $300K in revenue.

Who are your customers?

Our customers are people and companies who are looking to save time when they are looking for customers, investors, partners, employers or employees, service providers, etc. We aim to connect them with the right person at the right time based on their specific needs, abilities, and real-life relationships.

Who are your competitors?

Our main competitors are LinkedIn, Crunchbase and Wikipedia. Linkedin's focus is in the professional sector and Crunchbase is focused on funding rounds and acquisitions. Lifograph's vision is to build the largest wiki of people and connect the dots between them based on real-life relationships. We plan to cover not only the professional sector but also entertainment, sports, music, politics, academia, etc.

As far as Wikipedia goes, they allow only pages for notable people, so only 100 in 1 million people are listed (0.01%). That leaves out the rest of us, or 99.99% of the world, to be exact. We plan to cover that gap.

What do you understand that your competitors don't get?

We are all connected. We just don't know how. Lifograph is drawing a digital map of real life connections between people and companies. This is like a GPS for relationships that will help people find business matches in just a click of a button. We want to use technology and artificial intelligence to eliminate the time-consuming manual search from finding the right people at the right time.

Why will you win?

We have organically amassed an audience of almost 60,000 people with whom we communicate each week, and our website consistently generates almost 100,000 organic page views per month.

Once we activate our accelerated marketing efforts, we expect to generate increased reach and user interest. What makes us different from our competitors is crowdsourcing data, richer profile information, granular filtering, high probability matches, and larger target demographics including entertainment, sports, music, academia, military, politics, healthcare, and more.

We have built a stellar team, including a data scientist with a PhD in Computer Science and a CTO with a Master degree in Computer Science and extensive experience in graph databases and deep learning. Our advisors include current and former top executives from Fortune 100 companies, including the General Manager of Microsoft. Our founder — Dea Wilson — is a Wharton MBA and super-connector, her network including many Who's Who from business, technology, entertainment, sports, and other sectors.

What's next for your business and why are you raising money now?

We are raising money to implement our monetization system, which will include paid account levels (Premium, Pro, and Enterprise), beyond the current free Basic level. We will also invest heavily in importing millions of public data points into our system in order to create people connections and make faster and more accurate business matches.

How will you use the funds raised on Wefunder to accomplish the next milestone?

We will use the funds raised to further our data acquisition efforts and accelerate user and revenue growth. Our next milestone with this raise is to increase the connections on our platform to 6 million.

Financials

Lifograph has financial statements ending December 31 2019. Our cash in hand is $31,227, as of March 2020. Over the three months prior, revenues averaged $1,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $18,000/month.

At a Glance

January 1 to December 31

$35,142 [33%]	-$124,863	$5,364 [69%]
Revenue	Net Loss	Short Term Debt

$240,023	$31,227
Raised in 2019	Cash on Hand As of 03/30/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Lifograph hopes to build the world's largest wiki of people and relationship map in order to quickly match people and companies with each other, based on their needs, skills, and real-life relationships. Our online networking platform aggregates public data, news and user-generated content in order to help people and companies find customers, investors, employees, partners, service providers, etc. Users connect on our Lifograph platform by building networks around their needs and skills.

Our goal in the next 5 years is to reach $40 million in annual revenue, curate more than 30 million profiles, increase the number of connections to more than 50 millions, while having built out our data services, premium features, and recruiting & advertising solutions. Also, in 5 years we will consider an acquisition or going public.

Milestones

LIFOGRAPH, INC. was incorporated in the State of Delaware in November 2012.

Since then, we have:

- From 500,000 profiles to 7,280,000 profiles in 2019

- From 1,200,000 connections to 4,700,000+ connections in 2019

- Raised ~$500K in funding so far

- Featured in Forbes, Entrepreneur, Inc., Investor Business Daily, Profit.ro, Startups.co, The Next Web, Social Geek, etc.

- Advisors include the General Manager of Microsoft and two entrepreneurs with multi million-dollar exits
- Founder is a Wharton MBA and Silicon Valley influencer, interviewed numerous times in the media, public speaker at conferences and panels
- Team members include data scientist with PhD in Computer Science, CTO with Master in Computer Science and thesis in deep learning

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $35,142 compared to the year ended December 31, 2018, when the Company had revenues of $52,525. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $84,956, including $84,956 in cash. As of December 31, 2018, the Company had $4,674 in total assets, including $4,674 in cash.
- *Net Loss.* The Company has had net losses of $124,863 and net losses of $11,339 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $64,385 for the fiscal year ended December 31, 2019 and $51,013 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $79,000 in debt, $60,950 in equity, $100,000 in convertibles, and $50,000 in SAFEs, plus $215,023 in crowdfunding SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LIFOGRAPH, INC. cash in hand is $31,227, as of March 2020. Over the last three months, revenues have averaged $1,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $18,000/month, for an average burn rate of $17,000 per month. Our intent is to be profitable in 12 months.

In 2019 we have put a lot of emphasis on building up the platform and importing millions of data points in order to prepare for monetization. This came at a cost, and we ended the year at a loss. In addition, we have increased spending on marketing and advertising in order to generate awareness about our platform and market our crowdfunding campaign. Recently, the COVID-19 has taken a toll on our ability to generate income through events. The shelter in place and social distancing makes it difficult to do events in person. However, we have already transitioned to online events. Although the price per ticker is lower for online events, we hope that by reaching a larger audience we will be able to generate more revenue.

In the first quarter of 2020 we have cut down on marketing and advertising costs in order to preserve cash. However, the uncertainty of the current COVID-19 economic situation makes it difficult to anticipate the impact of the recession in the next 3-6 months. We halted the hiring process, which will preserve cash, but will also affect our ability to grow faster and introduce monetizable features. We plan to continue to host online events while we are building our monthly subscription model, which is at least 6-12 months away from providing enough cash to sustain operations. Because of the recent stock market crash and volatility we have noticed a significant decrease in the amount of investments raised via our crowdfunding campaign through Wefunder. Failure to raise at least our minimum amount of $50K will significantly affect our ability to operate. We will apply to several accelerators and try to rally up our network of investors in order to reach our funding goal before the end of the campaign.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-355%

Gross Margin:
100%

Return on Assets:
-147%

Earnings per Share:
-$0.01

Revenue per Employee:
$11,714

Cash to Assets:
100%

Revenue to Receivables:
~

Debt Ratio:
76%

Lifograph 2019 Profit and Loss WF 03-30-2020.pdf

2019 Lifograph Statement of Cash Flows WF 03-30-2020.pdf

2019 Lifograph Shareholder Equity WF 03-30-2020.pdf

2019 Lifograph Balance Sheet 03-30-2020.pdf

Lifograph Inc CPA Financial Review 2017-2018.pdf

Risks

1. Our platform is built with both public data and user contributed data. User-generated data is more valuable. However, it is harder to acquire. Even though we have our own data curators, there is no guarantee that third parties will generate content or curate data on our platform.

2. Like any social media platform that allows people to post content and communicate with each other, we have to closely monitor the content to identify issues like copyright infringement, hate speech, inappropriate content, etc. There is no guarantee that we will be able to identify and remove these violations 100% of the time.

3. Privacy laws like GDPR, the "right to be forgotten" and others, might hinder our ability to maintain certain profiles or data on our platform if users ask for their data to be deleted

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. Competitors could copy us and introduce competing features into their products, which could put pressure on our subscription prices or hinder our ability to attract a large number of users.

6. Our platform could be the target of cyberattacks, denial of service, vandalism, and other malicious attacks. While we have processes and security measures in place, there is no assurance that these malicious attacks will always be prevented.

7. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

8. The information presented in this regulation crowdfunding offering may contain forward-looking statements that relate to future features, milestones, business goals and financial performance. These statements should be considered forward looking, not historical statements. Actual results may differ from those indicated by the forward looking statements

9. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
ANDREEA WILSON	Entrepreneur @ Lifograph	2012

Officers

OFFICER	TITLE	JOINED
ANDREEA WILSON		2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
ANDREEA WILSON	10,714,286 Common Stock	92.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$9,020	SAFE
11/2019	$215,023	SAFE
07/2019	$10,000	Loan
04/2019	$5,000	Loan
04/2019	$5,000	Loan
02/2019	$5,000	Loan
12/2018	$5,000	Loan
09/2018	$4,000	Loan
07/2018	$4,000	Loan
06/2018	$4,000	Loan
05/2018	$4,000	Loan
04/2018	$2,000	Loan
08/2017	$25,000	SAFE
05/2017	$5,000	Loan
05/2017	$5,000	Loan
05/2017	$5,000	Loan
12/2016	$25,000	SAFE
01/2015	$10,000	Loan
12/2014	$6,000	Loan
08/2013	$100,000	Convertible Note
06/2013	$10,000	Priced Round
05/2013	$50,000	Priced Round
11/2012	$950	Priced Round

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Andreea Wilson	12/31/2014	$6,000	$6,360	6.0%	12/31/2015	
Andreea Wilson	01/01/2015	$10,000	$10,750	1.5%	01/01/2021	Yes
William Schworer	05/08/2017	$5,000	$0	10.0%	05/08/2018	
Andreea Wilson	05/08/2017	$5,000	$5,300	6.0%	05/08/2018	
Andreea Wilson	05/08/2017	$5,000	$5,300	6.0%	05/08/2018	
William Schworer	04/04/2018	$2,000	$0	10.0%	04/04/2019	
Andreea Wilson	05/14/2018	$4,000	$4,000	6.0%	05/14/2023	Yes
Andreea Wilson	06/24/2018	$4,000	$4,000	6.0%	06/24/2023	Yes
Andreea Wilson	07/24/2018	$4,000	$4,000	6.0%	07/24/2023	Yes
Andreea Wilson	09/05/2018	$4,000	$4,000	6.0%	09/05/2023	Yes
Andreea Wilson	12/18/2018	$5,000	$5,000	6.0%	12/18/2023	Yes
Andreea Wilson	02/06/2019	$5,000	$5,000	6.0%	02/06/2024	Yes
Andreea Wilson	04/01/2019	$5,000	$5,000	6.0%	04/01/2024	Yes
Andreea Wilson	04/01/2019	$5,000	$5,000	6.0%	04/01/2024	Yes
Andreea Wilson	07/09/2019	$10,000	$11,200	6.0%	07/09/2021	Yes

Related Party Transactions

Name	Andreea Wilson
Amount Invested	$50,000
Transaction type	Priced Round
Issued	05/09/2013
Relationship	CEO

Common Stock

Name	Andreea Wilson
Amount Invested	$10,000
Transaction type	Priced Round
Issued	06/01/2013
Relationship	CEO

Common Stock

Name	Andreea Wilson
Amount Invested	$950
Transaction type	Priced Round
Issued	11/12/2012
Relationship	CEO

Common Stock

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	05/08/2017
Outstanding principal plus interest	$5,300 as of 02/2020
Interest	5.0 per annum
Maturity	05/08/2018
Relationship	CEO

Paid off

Name	Andreea Wilson
Amount Invested	$10,000
Transaction type	Loan
Issued	07/09/2019
Outstanding principal plus interest	$11,200 as of 02/2020
Interest	6.0 per annum
Maturity	07/09/2021
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$5,000 as of 02/2020
Interest	6.0 per annum
Maturity	04/01/2024
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	06/24/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	06/24/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$10,000
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$10,750 as of 02/2020
Interest	1.5 per annum
Maturity	01/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	12/18/2018
Outstanding principal plus interest	$5,000 as of 02/2020
Interest	6.0 per annum
Maturity	12/18/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$6,500 as of 02/2020
Interest	6.0 per annum
Maturity	04/01/2024
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	05/14/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	09/05/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	09/05/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	09/05/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	02/06/2019
Outstanding principal plus interest	$6,500 as of 02/2020
Interest	6.0 per annum
Maturity	02/06/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	07/24/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	07/24/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$6,000
Transaction type	Loan
Issued	12/31/2014
Outstanding principal plus interest	$6,360 as of 02/2020
Interest	6.0 per annum
Maturity	12/31/2015
Current with payments	Yes
Relationship	CEO

Paid off

Use of Funds

$50,000	60% for data acquisition (21M public filings from SEC) This is free public data and accessible to everyone. We will add the funding rounds and acquisitions to the Lifograph profiles they belong to. 32.5% for marketing and customer acquisition (including hiring a full-time marketing person) 7.5% for Wefunder intermediary fee
$300,000	20% for data acquisition (21M public filings from SEC) This is free public data and accessible to everyone. We will add the funding rounds and acquisitions to the Lifograph profiles they belong to. 40% for marketing and customer acquisition (including hiring a full-time marketing person) 32.5% for mobile app and new features 7.5% for Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000,000	11,127,162	Yes

The Funding Portal

Lifograph is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/lifograph/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.